Exhibit 99.1
Tzipi Ozer-Armon Joins Similarweb Board of Directors

Oct 7, 2021 —Tel Aviv, Israel —Similarweb (NYSE: SMWB), a leading digital intelligence company, today announced the appointment of Tzipi Ozer-Armon to its board of directors, effective immediately.

“We are thrilled to welcome Tzipi, a long-time force in the tech industry, to the Similarweb board of directors,” said Or Offer, CEO and founder of Similarweb. “Her demonstrated ability to lead and grow organizations, both as an executive and member of the board of directors of several companies, will be essential to us as we continue on our growth trajectory.”

“I am very excited to join the pioneering team at Similarweb,” Ms. Ozer-Armon said. “Digital Intelligence has never been more critical for businesses large and small, and I am looking forward to working with Or and the leadership team as they fulfill their ambitious mission to be the measure of the digital world.”

Since 2012, Ms. Ozer-Armon has served as the CEO of Lumenis, a global leader in the field of minimally-invasive clinical solutions for the surgical, ophthalmologic, and aesthetic markets. During her tenure, she has led Lumenis through a comprehensive growth and profitability turnaround, including an IPO on the NASDAQ in 2014 and successful acquisitions in 2015 and in 2020. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. Prior to that, Ms. Ozer-Armon served as Senior Vice President of Sales and Marketing at SanDisk, holding multi-billion dollars sales responsibility. She also served as VP & General Manager of MSystems, and as VP of Corporate Development at Comverse. Her career also includes four years at ATKearney, a Global Management Consulting company based in London.

Ms. Ozer-Armon holds a BA magna cum laude in Economics from Tel Aviv University, an MBA majoring in Finance and Marketing, and is an AMP graduate of the Harvard Business School.

About Similarweb:

As the most trusted platform for understanding online behavior, millions of people use Similarweb’s insights daily to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem. Learn more here: https://www.similarweb.com/corp/about/
This Press release may contain certain "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements

Exhibit 99.1
reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control, including those described in our Securities and Exchange Commission filings and reports including the final prospectus for our initial public offering filed with the Securities and Exchange Commission on May 11, 2021, as well as future filings and reports by us. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.
Press Contact:
Maayan Weiss
Similarweb
press@similarweb.com
Investor Contact:
Alex Wellins
The Blueshirt Group, for Similarweb
ir@similarweb.com